SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated November 2, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI ISSUES PRELIMINARY RESULTS
FOR THE FOURTH QUARTER OF FISCAL 2004

Montreal, Quebec, November 2, 2004 – CGI Group Inc. (NYSE: GIB; TSX: GIB.A) (CGI), a leading provider of end-to-end information technology and business processing services, today reported preliminary results for its fiscal 2004 fourth quarter ended September 30, 2004. All figures are in Canadian dollars unless otherwise indicated.

Revenue for the fourth quarter ended September 30, 2004 increased 39.9% to $959.2 million, from $685.7 million in the same quarter last year, and was up 10.6% sequentially over third quarter revenue of $867.1 million. The increase reflects the acquisition of American Management Systems (“AMS”) in May 2004 and new business. Sequentially, the currency exchange rate, mainly between the Canadian and US dollars, had a negative impact of $14.2 million on revenue for the quarter.

Net earnings from continuing operations in the fourth quarter increased 12.6% to $58.5 million from $51.9 million in the third quarter, while the net earnings margin for continuing operations was 6.1%, compared with 6.0% in the third quarter. The net earnings margin increased in the fourth quarter despite a $3.6 million impact due to seasonal factors. Compared with the previous year, net earnings from continuing operations in the fourth quarter increased 22.1% from $47.9 million.

Basic and diluted earnings per share from continuing operations were $0.13 in the fourth quarter, compared with $0.12 in last year’s fourth quarter and $0.12 in the third quarter.

For the full year, revenue increased 20.8% to $3.24 billion, from $2.68 billion in fiscal 2003. Net income from continuing operations increased 20.7% to $210.8 million or $0.50 per share, from $174.7 million or $0.44 per share in fiscal 2003. Net income including discontinued operations increased 23.8% to $219.6 million or $0.52 per share, from $177.4 million or $0.45 per share in 2003. The currency exchange rate had a year-over-year negative impact of $60.1 million on revenue. The backlog of signed contracts at September 30, 2004 was $13.0 billion and the pipeline of proposals, being reviewed by potential clients, now totals $7 billion, up from $5 billion previously.

“We are pleased to have achieved such strong year-over-year and sequential revenue and earnings growth in the fourth quarter,” said Serge Godin, Chairman and CEO, CGI. “We are seeing positive trends, including the impact of the successful integration of AMS on our earnings margin, increasing profitability in our US and European operations, and strengthening demand in our markets.”

Guidance
Based on current market conditions and the opportunities we see in our markets, we provide the following guidance for fiscal 2005. We expect to achieve growth in revenue of 20% to 28% and growth in net earnings of 25% to 35%, after giving retroactive effect to the expensing of stock options. This will represent revenue between $3.90 billion and $4.15 billion and earnings per share between $0.52 and $0.56, after the expensing of stock options. Beginning in the first quarter of fiscal 2005, in accordance with Canadian generally accepted accounting principles (GAAP), CGI will begin expensing stock options. For comparison purposes with US peers, and since they are not yet required to expense stock options under US GAAP, CGI discloses the expected effect of stock options expensing on its earnings per share, which is expected to be $0.05 in fiscal 2005.

Quarterly Conference Call
A conference call for the investment community will be held today, November 2, at 9:00 am (Eastern Time). Participants may access the call by dialing (800) 387-6216 or through the Internet at www.cgi.com. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$2.9 billion) and at September 30, 2004, CGI’s order backlog was CDN$13.0 billion (US$9.4 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI Investor Relations
Jane Watson
Vice-president, investor relations
(416) 945-3616 or (514) 841-3200

Ronald White
Director, investor relations
(514) 841-3230

CGI Media Relations
Eileen Murphy
Director, Media Relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: November 2, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary